Filed by Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No. 333-258691

Meet The Disruptors: Qichao Hu Of SES On The Three Things You Need To Shake Up Your Industry

By: Authority Magazine

When you truly believe in something and are working on something that you are meant to do, you just do it without much thinking, and you never give up. It’s like driving on a one-way lane in spacetime curvature. It’s hard to explain it, but it just feels right.

Qichao Hu Ph.D. is the Founder and CEO of (SES AI Corp). Founded in 2012, SES is a global leader in the development and initial production of high-performance, hybrid Li-Metal rechargeable batteries for electric vehicles and other applications. Today SES is backed by leading global automakers General Motors, Hyundai, Geely and SAIC Motors and financial investors Koch, SK, LG, Temasek, Foxconn, and Vertex. SES is headquartered in Singapore with operations in Boston, Seoul, and Shanghai. Qichao has received multiple awards, including Forbes 30 under 30 and MIT Technology Review Innovators under 35. He is passionate about the future of transportation and lives in the beautiful Boston Seaport with his family and several seagulls.

Thank you so much for doing this with us! Before we dig in, our readers would like to get to know you a bit more. Can you tell us a bit about your “backstory”? What led you to this particular career path?

I sort of fell into my career. I studied physics at MIT for my undergraduate degree with the goal of pursuing entrepreneurship in clean energy. From there I started my Ph.D. at Harvard studying solar cells. Although I dropped out of Harvard to work at MIT for a period of time, I eventually went back to Harvard to get my degree. I returned to MIT to continue studying clean energy. In these two labs, I worked with newer professors who placed a high priority on publishing. My lack of publishing eventually got me fired from both posts.

I joined my third lab, this time with Donald Sadoway at MIT, a much more established professor who worked on batteries. He didn’t care about my lack of interest in being published and was much more open with what I wanted to work on. I first got involved in battery technology during this period of my life.

Can you tell our readers what it is about the work you’re doing that’s disruptive?

Combining disruptive technology with efficient and mature manufacturing execution capability.

Many other disruptive battery companies focus only on technology or sound materials. SES combines the best of established mature, large-scale battery manufacturers with technology startup companies’ agility and cutting-edge innovation. As a result, we’re poised to help create a sustainable world by making electric vehicles accessible to everyone.

Can you share a story about the funniest mistake you made when you were first starting? Can you tell us what lesson you learned from that?

In the beginning, we focused a lot on the technology side of things instead of the battery. We started at the same time that A123, the battery company, was going bankrupt. A123 was kind of America’s hero in the battery industry, competing with Chinese, Japanese, and Korean battery makers.

They had a very ambitious business model, building full-blown batteries. One mistake I made in the early days was witnessing their bankruptcy and consciously avoiding building batteries while focusing on the technology and material aspects as a result. We had a sign outside our old office door: “Make materials, not batteries.” Looking back, that was kind of silly because you have to make the batteries, not just make the materials.

We all need a little help along the journey. Who have been some of your mentors? Can you share a story about how they made an impact?

Three people come to mind when you ask me this. In my professional career, one is definitely Donald Sadoway. When I met him, I had been fired twice and had dropped out of Harvard. If it wasn’t for Donald, I don’t think I would have stayed in graduate school and joined the battery industry. I probably would have dropped ESG altogether, but he gave me the freedom and flexibility to pursue what I wanted.

The second is Bill Aulet from MIT Sloan. Toward the end of my Ph.D. program, I began my company with no idea of how to start a business. Bill had developed and launched a program at MIT called “energy ventures.” They convened people from engineering, business, and policy schools to form projects. This program helped young entrepreneurs like me learn how to raise money, understand the legal and financial system, and grasp other critical fundamental information for starting and running a company.

My third mentor is an independent board director [at a number of technology companies in growth and of SES], Christian Tang-Jespersen. Around 2017–2018, I had some issues with the board of SES. At that time, the board didn’t have enough trust in me. In general, when you’re a private company, you raise money from investors every two years. Investors tend to see young founders, the CEOs, as inexperienced. Christian, who was an independent board director, really helped me by standing alongside me and saying, “look, this guy is the founder and CEO of this company; support him or don’t invest in the company.” He was an immense support. If it wasn’t for him, I don’t think I would have stayed at SES, and SES would’ve ended up very differently.

In today’s parlance, being disruptive is usually a positive adjective. But is disrupting always good? When do we say the converse, that a system or structure has ‘withstood the test of time’? Can you articulate to our readers when disrupting an industry is positive, and when disrupting an industry is ‘not so positive’? Can you share some examples of what you mean?

I believe this boils down to how meaningful the disruption is and if it’s what the world wants. For example, I have a physics background. I studied cosmology. In cosmology, gravity is described as a curvature in spacetime. People think you decide your own fate, but actually, all of these disruptions and future events are planned and waiting to happen, you just have to see which ones are meant to happen and which are not. One hundred years ago, we went from riding horses to driving cars and now we’re moving from driving gasoline-powered vehicles to electric vehicles. Today, almost every major car company has announced that by 2030–2035, they’ll only make pure EVs. I think that’s a disruption, a very positive disruption that is meant to happen.

Some of the bad examples of disruptive technology I can think of are related to battery and solar cell innovation, particularly in 2007–2008. At that time, there was an explosion of government funding in this space. Many scientists created a large number of technologies that were very fancy on paper but not practical. They were either too expensive, impossible to build, or just didn’t work in reality. That didn’t improve efficiency or the industry in general; it didn’t cause any changes in the automotive industry that would impact society or the environment in a meaningful way.

Can you share 3 of the best words of advice you’ve gotten along your journey? Please give a story or example for each.

Yes, in 2012, I was just starting my company when A123 had just gone bankrupt. No one in the US was investing in batteries. Later that year, we had this big battery conference in Hawaii, and I attended a surfing school for a few days. The one thing I’ll never forget is the surf instructor saying, “surfing small waves is about how you perform when everything goes right. Surfing big waves is about how you perform when everything goes wrong.”

The big players are the high performers when everything goes wrong. I just really liked that, and it’s still relevant to my company now.

We are sure you aren’t done. How are you going to shake things up next?

We are just at the very beginning. We still have plenty of work to do to fulfill our goals. Even though we’re going public, which can be seen as a significant accomplishment, we have much more growth and innovation ahead. Next, we plan to put our lithium-metal battery technology in a car, but that is only the beginning. Our goal is to be in millions of vehicles and then even in flying cars. It may take several years, or more, but we’re very excited about the new journey.

Do you have a book, podcast, or talk that’s had a deep impact on your thinking? Can you share a story with us? Can you explain why it was so resonant with you?

I like to read autobiographies. My top ones are Steve Jobs and Thomas Edison.

They teach about perseverance and creativity. If you truly believe in something, you stick with it. There will be many setbacks in building your product and company, but you never quit. It’s hard to explain it, but when you truly believe in something, you don’t really think about it, you just do it. If you’re truly committed to something and there are no other options, you’ll find yourself highly creative in solving problems.

Also, while these two figures are tech entrepreneurs, they focus on markets and solutions rather than technologies. The technology will change, but the market will always be there. Some engineers are technology-driven and want to make their specific technology work, but tech entrepreneurs need to be market-driven, focused on solving problems, with technology supporting that pursuit.

Can you please give us your favorite “Life Lesson Quote”? Can you share how that was relevant to you in your life?

Sure. I have one that I recently read in a children’s book, from reading to my son. In The Little Engine That Could, it says, “I think I can, I think I can, I thought I could.”

Throughout my career, we’ve had to solve difficult problems and often compete with companies that have much greater resources and were more established than ours. But we always accomplished our goals because we had a simpler, more focused determination to get the job done. “I think I can” helps strip away the nonessentials and focus on a core principle. Once you’re at that level, where there’s a will there’s always a way.

You are a person of great influence. If you could inspire a movement that would bring the most amount of good to the most amount of people, what would that be? You never know what your idea can trigger.

Take a course in cosmology. A lot of the things that you cannot explain in life or career, such as karma, can become so clear when you understand cosmology. For example, when you truly believe in something and are working on something that you are meant to do, you just do it without much thinking, and you never give up. It’s like driving on a one-way lane in spacetime curvature. It’s hard to explain it, but it just feels right.

How can our readers follow you online?

LinkedIn

This was very inspiring. Thank you so much for joining us!

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Additional Information

This communication relates to the proposed business combination (the “Business Combination”) between Ivanhoe Capital Acquisition Corp. (“Ivanhoe”) and SES Holdings Pte. Ltd. (“SES”). Ivanhoe has filed a Registration Statement on Form S-4 with the SEC, which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. Ivanhoe will also file other documents regarding the proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Ivanhoe are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed Business Combination. A list of the names of such directors, executive officers, other members of management and employees, and information regarding their interests in the Business Combination is contained in Ivanhoe’s filings with the SEC, including Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and such information and names of SES’s directors and executive officers is also included in the Registration Statement on Form S-4 filed with the SEC by Ivanhoe. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of SES’s and Ivanhoe’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES’s battery technology and the timing and achievement of expected business milestones; the effects of competition on SES’s business; the amount of redemption requests made by Ivanhoe’s public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future and those factors discussed in Ivanhoe’s annual report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, under the heading “Risk Factors,” and other documents of Ivanhoe filed, or to be filed, with the SEC. If any of these risks materialize or Ivanhoe’s or SES’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe’s and SES’s expectations, plans or forecasts of future events and views as of the date of this communication. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe’s and SES’s assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe’s and SES’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.